November 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Funds (Securities Act File No. 33-26305;
Investment Company Act File No. 811-05742)
Post-Effective Amendment No. 121

Ladies and Gentlemen:

     On behalf of All-Cap Energy & Resources Portfolio, Asset Allocation Portfolio, Aurora Portfolio, Capital Appreciation Portfolio, Energy & Resources Portfolio, Global Opportunities Portfolio, Health Sciences Opportunities Portfolio, International Opportunities Portfolio, Mid-Cap Value Equity Portfolio, Small Cap Core Equity Portfolio, Small Cap Growth Equity Portfolio, Small Cap Value Equity Portfolio, Small/Mid Cap Growth Portfolio and U.S. Opportunities Portfolio (collectively, the “Portfolios”), series of BlackRock Funds (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 121 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Portfolios’ prospectuses into compliance with the requirements of amended Form N-1A.

     On or around January 29, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Portfolios’ financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

     Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 839-5856 or Ellen W. Harris at (212) 839-5583.

Very truly yours,

/s/ Gladys Chang

Gladys Chang

Enclosures

cc:	Edward Baer
Aaron Wasserman
Frank P. Bruno
John A. MacKinnon